August 29, 2013

VIA EDGAR AND BY COURIER

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:  Star Scientific, Inc.
Form 10-K for the fiscal year ended December 31, 2012

Filed March 18, 2013, File No. 001-15324
Comment Letter Dated July 11, 2013

Follow up Comment Letter Dated August 21, 2013

Dear Mr. Rosenberg:

This letter is in response to your follow up letter dated August 21, 2013 regarding our Form 10-K for the fiscal year ended December 31, 2012. Your comment is repeated below followed by our response.

Consolidated Financial Statements: Notes to Consolidated Financial Statements 8. Stockholder’s Equity, Page 58

1.	In order to assist us in evaluating your response to prior comment 1, please address the following:

•	We are confused by your response on Page 2 of your letter in the penultimate paragraph that the Warrants “are attached to common stock and thus are not freestanding.” In this regard, tell us whether the Warrants meet the definition of a freestanding financial instrument in ASC 480-10-20, particularly part b. of that definition as follows: “it is entered into in conjunction with some other transaction and is legally detachable and separately exercisable,” and if so how this affects your analysis and conclusion under ASC 480-10-25.

•	Please provide us an accounting analysis under ASC 815-40, Contracts in Entity’s Own Equity, demonstrating that your classification of the Warrants as equity complies with GAAP.

Response

Freestanding nature of the Warrants

With respect to the first point raised in your comment letter we were attempting in the referenced paragraph to point out that the Warrants were issued in connection with securities purchase agreements that involved issuance of stock or the exercise of previously issued warrants. In each case the Warrants issued were “freestanding” under the definition of ASC 480-10-20 part b in that once issued the Warrants are separate legal instruments that may be exercised by the warrant holder based solely on the terms and conditions set forth in the Warrant agreements. In this respect, once issued the Warrants are legally detachable and separately exercisable at any time during the term of the Warrant agreement.

Having met the definition of a financial instrument under ASC 480-10-20 we continued in our previous response to establish the fact that the Warrants have no debt characteristics or other characteristics which would require any accounting treatment other than equity accounting. While we agree that the prior reference inadvertently created some confusion, our previous position is not changed based on the clarification noted above.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

August 29, 2013

Accounting Analysis under ASC 815-40

ASC 815-40-15, Contracts in Entity’s Own Equity, Scope and Scope Exceptions paragraph 15-2 and 15-3 defines instruments applicable under this ASC subtopic.

Paragraph 15-2 states “The guidance in this subtopic applies to freestanding contracts that are indexed to, and potentially settled in, an entity’s own stock.”

The Warrants are freestanding and would be settled in the Company’s stock; however, the Warrants do not contain any indexed provisions. In our initial response, item 5, we noted that the Warrants are fixed priced contracts and are not indexed to any other instrument that provides the holder the right to receive additional shares or warrant shares.

Paragraph 15-3 states “The guidance in this Subtopic does not apply to any of the following:

a.	Either the derivative instrument component or the financial instrument if the derivative instrument component is embedded in and not detachable from the financial instrument

This provision does not apply since the Warrant agreement does not contain any derivative component nor is there any embedded derivative component in the Warrants. However, there is no provision in the Warrant agreement that is detachable from the Warrant.

b.	Contracts that are issued to compensate employees

This provision does not apply since the company does not issue warrants to employees.

c.	Contracts that are issued to acquire goods or services from nonemployees when performance has not yet occurred

This provision does not apply since none of the Warrants were issued by the Company as payment for goods or services from nonemployees.

d.	A written put option and a purchased call option embedded in the shares of a noncontrolling interest of a consolidated subsidiary if the arrangement is accounted for as a financing under the guidance beginning in paragraph 480-10-55-53

This provision does not apply since the Warrants do not contain any embedded put or call options and the Company does not have any noncontrolling interest of any entity.

e.	Financial instruments that are within the scope of Topic 480 (See paragraph 815-40-15-12).”

The referenced paragraph in paragraph 15-3e above states that “Paragraph 480-10-15-5 explains that Topic 480 does not apply to a feature embedded in a financial instrument that is not a derivative instrument in its entirety (for example a written put option embedded in a nonderivative host contract) in analyzing the embedded feature as though it were a separate instrument as required by paragraph 815-15-25-1(c). Therefore, this Subtopic applies in evaluating those embedded features under Subtopic 815-15.”

This provision applies since the Warrants do not contain any derivative components nor are any embedded in the instrument as suggested by item “e” of paragraph 15-3 above. The Company maintains that the accounting is within the scope of Topic 480 and, therefore, is outside of the scope of ASC 815.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

August 29, 2013

Conclusion

For the reasons set forth herein and in our prior submission, the Company believes that the accounting of the Warrants issued by Star Scientific as equity is appropriate under Topic 480 given that the Warrants are freestanding separate instruments that are separately exercisable according to the terms of the Warrants, and that ASC 815-40. guidance does not apply to the Warrants based on the scope of the accounting analysis provided above, specifically that applicable to paragraphs 15-2 and 15-3e of ASC 815-40.

***

In response to the Commission’s letter, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or if I can be of additional assistance please do not hesitate to contact me at 804-527-1970.

Very truly yours,

/s/ Park A. Dodd, III

Park A. Dodd, III
Chief Financial Officer

cc:	Paul L. Perito, Chairman, President and COO, Star Scientific, Inc.

Robert E. Pokusa, Secretary and General Counsel, Star Scientific, Inc.

Robert K. Smith, Esquire, K&L Gates LLP

Alan J. Berkeley, Esquire, K&L Gates LLP

Randy Burton, Partner, Cherry Bekaert LLP CPA’s (Company Auditors)